UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

May 18, 2009
Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains a copy of the press release entitled: “NXP appoints new head of Identification”, dated May 18, 2009.

Exhibits

1.                                       Press release, dated May 18, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 18th day of May 2009.

NXP B.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NXP appoints new head of Identification

Ruediger Stroh to lead company’s ID business

Eindhoven, The Netherlands, May 18, 2009 — NXP Semiconductors, the independent semiconductor company founded by Philips, today announced that, with effect from May 18, Ruediger (‘Rudy’) Stroh will join NXP as General Manager of the identification business.

“We have recruited a new leader and created a dedicated structure for our identification business as we believe it has significant potential for further growth in the mid and long term,” commented NXP Chief Executive Officer Rick Clemmer. “Rudy brings to us an ability to focus on innovation and customer wins while also delivering operational excellence and cost control. These skills will be vital as we look to build on the leadership position we have in the identification market.”

Stroh takes over running the identification business from Christophe Duverne. An announcement about Christophe Duverne’s next assignment will follow in due course. “I would like to thank Christophe for bringing the identification business to the position of strength it enjoys today. It is due to Christophe and his team that we enjoy leadership in areas including RFID, NFC, ePassports and contactless ticketing,” commented Clemmer.

Rudy began his career at Siemens AG where he held multiple management positions. He then became Senior Vice President and General Manager at Infineon Technologies, responsible for the Network and Computer Storage, Data Communications, and Consumer divisions. Rudy also led multiple start-ups in Wireless, Storage Networking and advanced nano materials companies before joining the Agere Systems Leadership Team as EVP of the Storage Business Unit. After the Agere/LSI merger, Stroh’s expanded responsibilities at LSI Corporation included Hard Disk Drive SOCs, Preamps, Motor Controllers as well as SSD controllers.

“I am honoured to join the NXP team. Customers in the identification market have complex and rapidly changing needs across a broad spectrum of technologies. I am committed to redoubling our collaborative efforts in delivering innovative and competitive total solutions to our customers in diverse markets by integrating our leading portfolio of secure identification technologies with those of our vast network of software, middleware and system integration partners” Stroh said.

Rudy Stroh will report directly to Rick Clemmer, who continues to manage the automotive business on an interim basis, and will also join the Management Team of NXP.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 28,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

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For further information, please contact:

Media: Lieke de Jong-Tops Tel. +31 40 27 25202 lieke.de.jong-tops@nxp.com	Investors: Jan Maarten Ingen Housz Tel. +31 40 27 28685 janmaarten.ingen.housz@nxp.com

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